SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                (RULE 13d - 102)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c)
           AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                               (Amendment No. 2)*

                        Micro Component Technology, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    59479q100
                                 (CUSIP Number)

                                  July 14, 2003
             (Date of Event which Requires Filing of this Statement)

Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

[ ]      Rule 13d-1(b)
[x]      Rule 13d-1(c)
[ ]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on the Following Pages)
                               (Page 1 of 9 Pages)

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Amaranth L.L.C.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [ ]
         (b)      [x]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  3,422,419

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  3,422,419

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,422,419

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  16.1%

12.      TYPE OF REPORTING PERSON*

                  OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Nicholas M. Maounis

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [ ]
         (b)      [x]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  3,422,419

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  3,422,419

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,422,419

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  16.1%

12.      TYPE OF REPORTING PERSON*

                  IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed pursuant to Rule 13d-2(d) with respect to the Common Stock, $.01 par value (the "Common Stock"), of Micro Component Technology, Inc. beneficially owned by the Reporting Persons (as defined below) as of July 15, 2002, and amends and restates the Schedule 13G filings dated as of January 3, 2002, February 10, 2003 and July 15, 2003 filed by the Reporting Persons (the "Schedule 13G").

ITEM 1(a).        Name of Issuer:

         Micro Component Technology, Inc. (the "Issuer").

Item 1(b).        Address of Issuer's Principal Executive Offices:

         2340 West County Road C
         St. Paul, Minnesota 55113

Item 2(a).        Name of Persons Filing:

The  names of the  persons  filing  this  statement  on  Schedule  13G are:
Amaranth L.L.C., a Delaware limited liability company ("Amaranth"), and Nicholas
M. Maounis ("Maounis")(together, the "Reporting Persons"). Maounis is the controlling person of Amaranth Advisors L.L.C. ("Advisors"), a Delaware limited liability company and the managing member of Amaranth. Maounis is therefore deemed to share beneficial ownership of the shares beneficially owned by Amaranth by virtue of his power to direct the vote and/or direct the disposition of securities owned by Amaranth. Amaranth beneficially owns Common Stock (as defined below) and notes convertible into shares of Common Stock through its subsidiary, Amaranth Trading L.L.C., a Delaware limited liability company (see Exhibit B). Advisors is the managing member of Amaranth Trading L.L.C.

Item 2(b).        Address of Principal Business Office or, if None, Residence:

     The principal business address for Amaranth and Mr. Maounis is One American Lane, Greenwich, Connecticut 06831.

Item 2(c).        Citizenship:

     Amaranth is a Delaware limited liability company and Mr. Maounis is a citizen of the United States.

Item 2(d).        Title of Class of Securities

         Common Stock (the "Common Stock").

Item 2(e).        CUSIP Number:  59479q100

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.

     (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c) [ ] Insurance company defined in Section 3(a)(19) of the Exchange Act.

     (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

     (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

     (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

     (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

     (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box [x]

Item 4.   Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a)  Amount beneficially owned:

               The Reporting Persons beneficially own 3,422,419 shares of Common Stock, consisting of (i) 422,419 shares of Common Stock and (ii) 3,000,000 shares of Common Stock into which the Issuer's 10% Senior Subordinated Convertible Notes ("Convertible Notes") held by the Reporting Persons are convertible.

               Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), each person identified in this Schedule 13G declares that the filing of this statement shall not be construed as an admission that he or it is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement.

          (b)  Percent of class:

               The 3,422,419 shares of Common Stock beneficially owned by the Reporting Persons constitutes 16.1% of all of the outstanding shares of Common Stock.

          (c)  Number of shares as to which such person has:

               (i)  Sole power to vote or to direct the vote

               Note applicable.

               (ii)  Shared power to vote or to direct the vote

               Amaranth and Maounis have shared power to vote or direct the vote of the 3,422,419 shares of Common Stock beneficially owned by the Reporting Persons.

               (iii)  Sole power to dispose or to direct the disposition of

               Not applicable.

               (iv)  Shared power to dispose or to direct the disposition of

               Amaranth and Maounis have shared power to dispose or direct the disposition of 3,422,419 shares of Common Stock beneficially owned by the Reporting Persons.

Item 5.   Ownership of Five Percent or Less of a Class.

               If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.   Ownership of More than Five Percent on Behalf of Anther Person.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          See attached Exhibit B for list of relevant subsidiaries.


Item 8.   Identification and Classification of Members of the Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

          By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.


Dated:  As of July 21, 2003

          AMARANTH L.L.C.
          By: Amaranth Advisors L.L.C.,
                   as Managing Member


                   By: /s/ Nicholas M. Maounis
                       -----------------------
                       Nicholas M. Maounis,
                       President


          /s/ Nicholas M. Maounis
          -----------------------
            Nicholas M. Maounis

                                    EXHIBIT A
                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Micro Component Technology, Inc. dated as of July 21, 2003 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  As of July 21, 2003

          AMARANTH L.L.C.
          By: Amaranth Advisors L.L.C.,
                   as Managing Member


                   By: /s/ Nicholas M. Maounis
                       -----------------------
                       Nicholas M. Maounis,
                       President


          /s/ Nicholas M. Maounis
          -----------------------
            Nicholas M. Maounis

                                    EXHIBIT B
                                  SUBSIDIARIES

     Amaranth beneficially owns through its subsidiary, Amaranth Trading L.L.C., a Delaware limited liability company, 302,419 shares of Common Stock and all of the Convertible Notes.